EXHIBIT 12.1

LOEWS CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollar Amount in Millions)

	Year Ended December 31,
	2004	2003		2002	2001		2000
Pretax income (loss) from continuing operations	$1,822.0	$(1,378.4)		$1,640.7	$(829.1)		$3,135.9

Add (deduct):

Adjustment for earnings of associated companies	48.6	(6.9)		(5.3)	(44.5)		(21.5)
Capitalized interest		(2.2)		(2.9)	(5.7)		(16.2)
Amortization of capitalized interest	1.4	1.5		4.7	1.5		0.5

Earnings before fixed charges	1,872.0	(1,386.0)		1,637.2	(877.8)		3,098.7

Fixed charges:

Interest expense	324.1	308.4		309.6	332.0		356.9
Capitalized interest		2.2		2.9	5.7		16.2
Interest element of operating lease rental	31.0	31.0		39.0	42.0		38.0
Interest credited to policyholders	64.0	194.0		229.0	259.0		279.0

Total fixed charges	419.1	535.6		580.5	638.7		690.1

Total earnings and fixed charges	$2,291.1	$(850.4)		$2,217.7	$(239.1)		$3,788.8

Ratio of earnings to fixed charges	5.5	(1.6	)(A)	3.8	(0.4	)(A)	5.5

Earnings before fixed charges	1,872.0	(1,386.0)		1,637.2	(877.8)		3,098.7
Fixed charges, excluding interest credited to policyholders	355.1	341.6		351.5	379.7		411.1

Total earnings and fixed charges, excluding interest credited to policyholders	$2,227.1	$(1,044.4)		$1,988.7	$(498.1)		$3,509.8

Ratio of earnings to fixed charges, excluding interest credited to policyholders	6.3	(3.1)		5.7	(1.3)		8.5

(A)	We incurred a loss for the years ended December 31, 2003 and 2001, and income from continuing operations was insufficient to cover fixed charges by $1,386.0 million and $877.8 million, respectively for such years.